FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number          000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 15, 2010

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

TRADING AND BUSINESS UPDATE

July 15, 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, announces today that it expects Q2 2010 Total Revenue to show a slight decline over Q1 and that Total Costs will be greater than expected.  As a result, the Operating Loss in Q2 will be higher than Q1 and the Company’s outlook for the year is much less encouraging than at the time of the Q1 results announcement.

Despite the World Cup, Casino Revenue showed a modest gain quarter on quarter but was lower than anticipated due to a substantial swing in player preferences for Blackjack and Roulette. Wagering and deposit levels held steady through most of June. Additionally, CryptoLogic’s full suite of Casino Games due to be launched at Betsafe in Q2 has been delayed until July. Branded Games Revenue grew by approximately 20% compared to Q1 2010, despite some licensees experiencing a negative impact from the World Cup. Other Revenue declined significantly.

The Board and the Company acknowledge that the return to profitability is still contingent upon revenue growth, additional cost savings and a tight control of cash.

In light of continuing losses and the difficulty in forecasting results, a major consulting firm experienced in the gaming and betting industry has been retained to undertake a review of current operations with a view to assisting the Board in enhancing its strategy in the interests of stakeholders.

Finally, it should be noted that, for personal reasons, Mr. Geoffrey Finlay, a non-executive director, has resigned from the Board.

It is anticipated that CryptoLogic will announce its Q2 results on Thursday, August 12th.

For more information, please contact:

CryptoLogic +353 1 234 0400	Corfin Public Relations (UK media only) +44 207 596 2860
Brian Hadfield, Chief Executive Officer	Neil Thapar, Alexis Gore or Harry Chathli

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

2

 CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the company’s Form 20-F for the fiscal year ended December 31, 2009 under the heading “Item 3 – Key Information – Risk Factors” and in the company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland